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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FIRST QUARTER 2004

        The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the 2003 Annual Consolidated Financial Statements and the March 31, 2004 Interim Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this document is provided as of April 22, 2004.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements containing the words believes, anticipates, estimates, expects, and words of similar import, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to achieve the anticipated benefits of the merger with MSL; the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computing and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; the ability to manage our restructuring and the shift of production to lower cost geographies; other economic, business and competitive factors affecting our customers, our industry and business generally; and other factors we may not have currently identified or quantified. These and other risks and uncertainties are discussed in the Company's filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

        Celestica is a world leader in providing electronics manufacturing services (EMS) to OEMs in the computing, communications and other industries. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the system assembly of final products. In addition, the Company is a leading-edge provider of engineering, design and after-market services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

        For the past three years, the EMS industry has experienced continued demand weakness, particularly in the computing and communications end markets, as spending on higher complexity and infrastructure products was reduced or cut. The Company's concentration of business with customers in these higher complexity products had an adverse effect on the Company's revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry resulting in continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes have led to lower utilization rates which continue to adversely impact margins. Celestica's revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002 and down 33% from $10.0 billion in 2001.

        During these difficult periods, the Company has responded by focusing on improving operating efficiency, rebalancing its global manufacturing network, reducing capacity by restructuring, diversifying into new markets and expanding its customer base. As a result of the Company's restructuring efforts, approximately 70% of its production facilities as of March 31, 2004 were in lower cost geographies, up from approximately 50% at the end of 2002. The Company has also added more than 80 new customers since 2002, with approximately one-third outside the traditional communications and computing markets. For the first quarter of 2004, revenue from its non-top 10 customers almost doubled from the first quarter of 2003. In line with the Company's strategy to diversify its revenue base, the Company completed the acquisition of Manufacturers' Services Limited (MSL), a mid-tier EMS provider with a broad customer base in diversified markets. The Company will continue to evaluate acquisition opportunities to support its future growth strategies. See "Acquisition History."

        The cost of expanding into new markets and services and adding new customers in 2003 has impacted margins in the near term. This, combined with depressed volumes, significant program transfers and ramping activities, reduced gross margins for 2003 to 3.9%, down from 6.7% in 2002. As these activities stabilize, and restructuring benefits materialize, profitability is expected to improve during 2004. Gross margins in the first quarter of 2004 were 4.4%.

        By the end of 2003, the Company began to see improvements in the technology end markets. This was evident by the number of program wins with existing and new customers and increased volumes from existing customers. Throughout 2003, revenue continued to improve each quarter, growing 21% from the first quarter to the fourth quarter. Sequentially, revenue in the first quarter of 2004 grew 5% from the fourth quarter of 2003.

Critical Accounting Policies and Estimates

        Celestica prepares its financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the 2003 Consolidated Financial Statements.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2003 Consolidated Financial Statements and updated in note 2 to the March 31, 2004 Interim Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the 2003 and the first quarter 2004 Consolidated Financial Statements.

Revenue recognition:

        Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for its overall relationship with the customers. Celestica recognizes product manufacturing revenue upon shipment as title has passed, persuasive evidence of an arrangement exists, performance has occurred, customer specified test criteria have been met, and the earnings process is complete. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not record revenue on these transactions.

Allowance for doubtful accounts:

        Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Inventory valuation:

        Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Income tax valuation allowance:

        Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill:

        Celestica performs its annual goodwill impairment test in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in 2002. There was no impairment identified in 2003. Future goodwill impairment tests may result in further impairment charges.

Long-lived assets:

        Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. Celestica recorded long-lived impairment losses in 2002 and 2003. Future impairment tests may result in further impairment charges.

Restructuring charges:

        Celestica has recorded restructuring charges relating to facility consolidations and workforce reductions. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, cost of leased equipment that has been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that will be abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, the Company worked with independent brokers to determine the estimated tenant rents the Company could be expected to realize. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

        Costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities."

Pension and non-pension post-employment benefits:

        Celestica has pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates on expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected health care costs. The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

Acquisition History

        A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships, building a global manufacturing network, and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. With a global manufacturing network established, the historical pace of Celestica's acquisitions did not continue in 2002 or in 2003, and may not continue in the future.

        As a result of the continued downturn in technology manufacturing, some of the sites acquired in prior years have been closed or have experienced headcount reductions. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and rescheduling as base business volumes decreased. See discussion below in "Results of Operations."

        On March 12, 2004, the Company acquired all the shares of MSL, a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts. This acquisition provided Celestica with an expanded customer base and service offerings. This acquisition also supports Celestica's strategy of diversifying its markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, communications and network storage, and peripherals. The purchase price for MSL of $321.2 million was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 million in cash. MSL contributed approximately $59 million in revenue and $0.01 earnings per share for the quarter.

        In April 2004, the Company paid approximately $11 million in cash to acquire certain assets located in the Philippines from NEC Corporation.

        Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and company acquisitions. Celestica identifies possible acquisitions that would enhance its global manufacturing network, increase its penetration in various industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to actively pursue and consider other acquisition opportunities.

Results of Operations

        Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour, the costs of transferring and ramping up programs, and other factors. Weak end-market conditions began to emerge in early to mid-2001 and have continued through 2003 for most of the Company's communications and computing industry customers. This has resulted in customers rescheduling or cancelling orders which has negatively impacted Celestica's results of operations.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended March 31
	2003	2004
Revenue	100.0%	100.0%
Cost of sales	95.2	95.6

Gross profit	4.8	4.4
Selling, general and administrative expenses	3.8	3.7
Research and development costs	0.3	0.2
Amortization of intangible assets	0.8	0.4
Other charges	(0.1)	0.5

Operating loss	—	(0.4)
Interest expense (income), net	(0.2)	0.1

Earnings (loss) before income taxes	0.2	(0.5)
Income taxes	—	0.1

Net earnings (loss)	0.2%	(0.4)%

        Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and has retroactively restated its results of operations for all periods in 2003. The impact to cost of sales and net earnings (loss) for the year ended December 31, 2003 is $0.9 million ($0.2 million for the three months ended March 31, 2003). See note 2(ii) to the March 31, 2004 Interim Consolidated Financial Statements.

Revenue

        Revenue increased 27%, to $2,016.9 million for the three months ended March 31, 2004 from $1,587.4 million for the same period in 2003. The most significant factors contributing to the increase were the increase in business volumes from some of the Company's top customers, new business wins and acquisition revenue, offset in part, by a change in product mix and by continued reductions to prices of components and services. The increase in base business volumes drove an increase in revenue of approximately 40%, while pricing reductions and changes in product mix reduced revenue by approximately 17%. The MSL acquisition accounted for an increase of approximately 4% in revenue for the quarter.

        Celestica currently manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. The following table is a breakdown of revenue by reporting segment:

	Three months ended March 31
	2003	2004	% Increase
	(in millions)
Americas	$769.3	$861.5	12%
Europe	336.4	429.4	28%
Asia	525.6	802.2	53%
Inter-segment	(43.9)	(76.2)

Total	$1,587.4	$2,016.9	27%

        Revenue increased for all regions for the three months ended March 31, 2004 compared to the same period in 2003. All regions have benefited from new business wins from existing and new customers and to a lesser extent, acquisition revenue. Asia continues to benefit from the transfer of programs from other regions and its increased manufacturing capabilities. Program transfers account for approximately 10% of the revenue increase in Asia.

        The industry market segmentation as a percentage of revenue for the indicated periods:

	Three months ended March 31		Three months ended December 31
	2003	2004	2003
Enterprise communications	24%	27%	26%
Telecommunications	23%	24%	23%
Servers	22%	19%	22%
Storage	14%	12%	14%
Other	9%	13%	9%
Workstations and PCs	8%	5%	6%

        The following customers represented more than 10% of total revenue for each of the indicated periods:

Three months ended March 31
	2003	2004
Sun Microsystems	✓
IBM	✓	✓
Lucent Technologies	✓	✓
Cisco Systems		✓

        Celestica's top 10 customers represented in the aggregate 66% of total revenue for the three months ended March 31, 2004, compared to 78% for the same period in 2003. The Company has been focused on diversifying its customer base by adding new customers in areas outside of its major position in communications and computing markets, such as aerospace and defense, automotive, industrial and consumer. Revenue from its non-top 10 customers represented in the aggregate 34% of total revenue for the three months ended March 31, 2004, up from 22% for the same period a year ago.

        The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 15 (concentration of risk) and 17 to the 2003 Consolidated Financial Statements.

        The Company believes its growth depends on increasing sales to existing customers for their current and future product generations, and on successfully attracting new customers. Customer contracts can be cancelled and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, the Company has no assurance that any of its current customers will continue to utilize its services, which could have a material adverse effect on the Company's results of operations.

        The Company has also focused on expanding its product and service offerings by investing in reference design activities for next generation servers, workstations and other products. The Company has incurred start-up costs for this business which have negatively impacted the quarter's results. The cost of this investment, included in cost of sales, selling, general and administrative expenses, and research and development expenses, totaled approximately 0.5% of total revenue for the quarter. Revenue and profitability is expected to improve over the coming years, as the Company expands this new business and as the adoption of 64-bit computing gains broader deployment.

Gross profit

        Gross profit increased 16%, to $87.9 million for the three months ended March 31, 2004 from $75.5 million for the same period in 2003. Gross margin decreased to 4.4% for the three months ended March 31, 2004 from 4.8% for the same period in 2003. The gross margin decrease was due principally to industry pricing pressures, a change in the mix of products manufactured (from higher complexity, higher value-add products to lower complexity, lower value-add products), costs of ramping new customer programs, costs to support the new reference design activities, higher costs to support current volumes, and higher costs in certain geographies due to the weakened U.S. dollar, which more than offset the improvements due to higher volumes, the addition of MSL, and the savings from restructuring.

        To date, the Company has transitioned most of its high volume products to low cost geographies, with approximately 70% of its production facilities in lower cost geographies, up from 50% at the end of 2002. Although asset utilization rates have improved, due to higher volumes and reduction of capacity, certain operations continued to be affected by lower utilization levels and higher fixed costs. Additional restructuring actions were announced in the Americas in the first quarter of 2004 to address these conditions. The Americas operations were also affected by investment in new product and service offerings, specifically the reference design activities. The European operations have benefited from improved utilization and cost reductions. The Asian operations have benefited from higher production volumes offset, in part, by program ramping costs and overall pricing pressures.

        The nature of the Company's business is that gross margin will always fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, geographic manufacturing mix, start-up and ramp-up activities, new product introductions, pricing within the electronics industry, cost structures at individual sites, and other factors, including the overall highly competitive nature of the EMS industry. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly affect the Company's revenue from quarter to quarter.

Selling, general and administrative expenses

        Selling, general and administrative (SG&A) expenses increased 25%, to $74.5 million (3.7% of revenue) for the three months ended March 31, 2004 from $59.7 million (3.8% of revenue) for the same period in 2003. The increase in SG&A, on an absolute basis, reflects the costs to support higher volumes and the new products and new markets, higher costs in certain geographies due to the weakened U.S. dollar, and the inclusion of MSL's SG&A expenses offset, in part, by the benefits from the Company's restructuring programs.

        SG&A was $69.6 for the three months ended December 31, 2003. The sequential increase was primarily due to increased costs due to the weakened U.S. dollar and the inclusion of SG&A expenses from MSL.

Research and development costs

        Research and development (R&D) was $4.4 million (0.2% of revenue) for the three months ended March 31, 2004, compared to $4.5 million (0.3% of revenue) for the same period in 2003. R&D was $6.7 million for the three months ended December 31, 2003. The sequential decrease was due to spending cuts and timing of program development activities.

Amortization of intangible assets

        Amortization of intangible assets decreased 42%, to $7.2 million for the three months ended March 31, 2004 from $12.4 million for the same period in 2003. In the fourth quarter of 2003, the Company recorded an impairment charge to write down its intangible assets. As a result of the write down in 2003, the amortization expense for the first quarter of 2004 has decreased. Amortization expense is expected to increase from the first quarter of 2004 as a result of the amortization in future periods of the intangible assets acquired in the MSL acquisition.

Other charges

	Year ended December 31			Three months ended March 31
	2001	2002	2003	2004	Total
2001 restructuring	$237.0	$1.9	$7.9	$0.4	$247.2
2002 restructuring	—	383.5	15.7	2.6	401.8
2003 restructuring	—	—	71.3	1.0	72.3
2004 restructuring	—	—	—	9.5	9.5

Total restructuring	237.0	385.4	94.9	13.5	730.8
2002 goodwill impairment	—	203.7	—	—	203.7
Other impairment	36.1	81.7	82.8	—	200.6
Deferred financing costs and debt redemption fees	—	9.6	1.3	—	10.9
Gain on sale of surplus land	—	(2.6)	(3.6)	(2.6)	(8.8)

	$273.1	$677.8	$175.4	$10.9	$1,137.2

        Further details of the other charges are included in note 11 to the 2003 Consolidated Financial Statements and note 6 to the March 31, 2004 Interim Consolidated Financial Statements.

        To date, the Company has recorded charges in connection with four separate restructuring plans in response to the challenging economic climate. These actions, which included reducing workforce, consolidating facilities and re-positioning the number and location of production facilities, were largely intended to align the Company's capacity and infrastructure to anticipated customer requirements for more capacity in lower cost regions, as well as to rationalize its manufacturing network to the lower demand levels. The Company has recorded charges totalling $247.2 million for its 2001 restructuring plan, $401.8 million for its 2002 restructuring plan, $72.3 million relating to its 2003 restructuring plan, and $9.5 million in the first quarter of 2004 as part of its 2004 restructuring plan. A total restructuring charge of $13.5 million was recorded in the first quarter of 2004, consistent with the $10.0 to $15.0 million pre-tax charge announced in January 2004.

        The Company recorded a combined total of $730.8 million for its four restructuring plans. The focus of these restructuring plans was in the Americas and Europe, as they were hit the hardest by the downturn. As of March 31, 2004, a total of 18,717 employees have been released from the business in connection with these restructurings. Approximately 1,000 employee positions remain to be eliminated by the end of 2004 relating to the restructurings previously announced. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. A total of 31 facilities were closed or downsized in the Americas and Europe, and included the transfer of programs from these higher cost geographies to lower cost geographies. The remaining lease facilities costs are estimated to be paid out through 2015. All cash outlays are expected to be funded from cash on hand.

        The Company expects to continue to benefit from the restructuring measures taken in prior years through reduced depreciation, lease and labour costs in cost of sales and SG&A expenses. These year-over-year incremental benefits amounted to approximately $40 million in the first quarter of 2004 of which approximately 75% was realized in lower cost of sales and the balance in lower SG&A. The Company has completed the major components of the 2001 and 2002 restructuring plans, except for certain employee termination costs in the Americas and certain long-term lease and other contractual obligations. The Company expects to complete the 2003 restructuring actions in Europe by mid-2004, and its first quarter 2004 restructuring actions in the Americas by the end of 2004or early 2005.

        The Company will continue to evaluate its results and may propose future restructuring actions as a result of further changes in the EMS industry, customer demand or other market conditions. In April 2004, the Company announced that it will incur further restructuring charges to better align its capacity with customer requirements and accelerate the Company's margin expansion plans. The Company expects total restructuring charges to be recorded over the next 12 months of between $175.0 million and $200.0 million. As part of this charge, $13.5 million has been recorded in the first quarter of 2004. The Company expects to reduce its manufacturing footprint and reduce its global workforce by approximately 10% to 15% over the next 12 months. The Company estimates that approximately 75% of the charges will be cash costs.

        The Company has decided to consolidate some of the acquired MSL facilities, resulting in a workforce reduction. The cost of this restructuring totals $35.4 million and was recorded as part of the purchase price. See note 3(ii) to the March 31, 2004 Interim Consolidated Financial Statements.

        The Company conducts an annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond with its planning cycle, absent of any triggering factors which would have necessitated a review earlier in the year. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, significantly impacted forecasted revenue and reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of long-lived assets. In the fourth quarters of 2003, 2002 and 2001, the Company recorded non-cash charges against goodwill, intangible assets and capital assets. There was no impairment for the first quarter of 2004.

        The Company may continue to experience goodwill and long-lived asset impairment charges in the future as a result of changes in the electronics industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

Interest income, net

        There was no net interest income for the three months ended March 31, 2004, compared to $4.6 million for the same period in 2003. The reduction in interest income is due to lower cash balances being invested at lower interest rates compared to the prior period. Interest income was offset by interest expense of $1.0 million for the three months ended March 31, 2004, compared to $1.2 million for the same period in 2003.

Income taxes

        Income tax recovery for the three months ended March 31, 2004 was $1.7 million, compared to a tax expense of $0.7 million for the same period in 2003, both periods reflecting an effective tax rate of 17%.

        The Company's effective tax rate is impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2004 and 2012), restructuring charges, operating losses, the time period in which losses may be used under tax laws, and the impairment of deferred income tax assets. The tax holidays are subject to conditions with which the Company expects to continue to comply.

        The net deferred income tax asset as at March 31, 2004 of $219.8 million ($225.0 million as at December 31, 2003), arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, and the character of the income tax assets and tax planning strategies, management has determined that a valuation allowance of $245.5 million, is required in respect of its deferred income tax assets as at March 31, 2004 ($185.3 million as at December 31, 2003). Included in the valuation allowance is $58.1 million attributable to the acquisition of MSL, which may be subject to refinement upon finalization of the purchase price allocation. In order to fully utilize the net deferred income tax assets of $219.8 million, the Company will need to generate future taxable income of approximately $628.0 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at March 31, 2004.

Liquidity and Capital Resources

        For the three months ended March 31, 2004, operating activities utilized $76.3 million in cash, compared to providing $85.4 million in cash for the same period in 2003. Cash from operations was used to support higher accounts receivable and inventory levels. Inventory was purchased in response to increased customer demand. Investing activities for the three months ended March 31, 2004 included capital expenditures of $56.4 million, primarily to expand manufacturing capabilities in lower cost geographies such as Malaysia, Thailand and the Czech Republic. Investing activities also included $51.6 million paid as consideration in the MSL acquisition, offset in part by MSL's cash on hand at closing. Financing activities included a $38.1 repayment of loans assumed in connection with the MSL acquisition.

        The Company continues to focus on efficiency, including improving its cash cycle days and its inventory turns. The Company's average cash cycle, calculated as accounts receivable days plus inventory days minus payable days (defined as current liabilities excluding interest bearing items), for the three months ended March 31, 2004 was 16 days, compared to 10 days for the fourth quarter of 2003. This increase in days is primarily a result of carrying higher inventory, particularly earlier in the quarter, and accounts receivable balances.

        The Company may, from time to time, repurchase Liquid Yield Option™ Notes (LYONs) in the open market, which reduces the leverage on its balance sheet. There were no repurchases in the first quarter of 2004. Through March 31, 2004, the Company repurchased LYONs with a total principal amount at maturity of $658.8 million, for a total cash outlay of $323.8 million. The Company currently has pre-approval to spend up to an additional $126.2 million to repurchase LYONs, at management's discretion. The amount and timing of future purchases cannot be determined at this time.

        As at March 31, 2004, the Company has outstanding LYONs with a principal amount at maturity of $1,154.7 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $661.4 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See further details in note 8 to the 2003 Consolidated Financial Statements.

        In July 2003, Celestica completed its first Normal Course Issuer Bid (NCIB) and repurchased 18.6 million subordinate voting shares. In July 2003, Celestica filed a second NCIB to repurchase up to an additional 10% of the public float, or 17.0 million subordinate voting shares, for cancellation, over a period from August 1, 2003 to July 31, 2004. There were no repurchases in the first quarter of 2004. Through March 31, 2004, a total of 22.6 million subordinate voting shares have been repurchased pursuant to these NCIBs. Under these programs, shares are purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of the notices relating to the two NCIB programs may be obtained from Celestica, without charge, by contacting the Company's Investor Relations department at clsir@celestica.com. All of these transactions were funded with cash on hand.

        As of March 31, 2004, the Company had 184.4 million outstanding subordinate voting shares and 39.1 million outstanding multiple voting shares.

        Since the Company began its share and debt repurchase activities in the third quarter of 2002, a total of $768.1 million was spent to repurchase senior subordinated notes, subordinate voting shares and LYONs.

Capital Resources

        At March 31, 2004, the Company had two credit facilities: a $500.0 million four-year revolving term credit facility and a $250.0 million revolving term credit facility, which expire in July 2005 and October 2004 respectively. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities, Celestica is required to maintain certain financial ratios. Its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted, and, a change in control is an event of default. The Company does not currently anticipate requiring any borrowings from the credit facilities to support existing operations. Based on the required minimum financial ratios, the Company is currently limited to approximately $120 million of borrowings under the facilities. Additional borrowing amounts would be available to support the funding of acquisitions or to support certain other potential refinancing needs. No borrowings were outstanding under the revolving credit facilities and Celestica was in compliance with all covenants at March 31, 2004.

        Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities which total $61.6 million that are available for operating requirements.

        Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. At March 31, 2004, Celestica had committed $9.1 million in capital expenditures, principally for machinery and equipment and facilities in Asia. The Company expects capital spending for 2004 to be in the range of 1.5% to 2.5% of revenue and it will be funded from cash on hand. In addition, Celestica regularly reviews acquisition opportunities and, as a result, may require additional debt or equity financing.

        The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of March 31, 2004, the Company generated cash from the sale of $389.5 million in accounts receivable. The purchaser of the accounts receivable is a division of a Schedule "A" rated Canadian bank, with a Standard and Poor's Rating Service rating of A and Stable outlook, and had assets under management of over $50.0 billion as of the date of its last annual filing. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's corporate credit rating falls below BB- as determined by Standard and Poor's Rating Service.

        During the quarter, Standard and Poor's revised Celestica's credit rating to BB. There has been no change to Moody's senior implied rating of Ba1. During 2003, both Moody's and Standard and Poor's revised their outlook on the Company from stable to negative, as a result of reduced revenue and operating profit performance. A reduction in Celestica's credit ratings could impact Celestica's future cost of borrowing.

        Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of the Company's cash balances are held in U.S. dollars. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At March 31, 2004, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $584.8 million with expiry dates up to January 2006. The fair value of these contracts at March 31, 2004 was an unrealized gain of $27.1 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs in the regions the Company has manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. In general, these contracts extend for periods of up to 25 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions will be successful. See notes 2(n) and 15 to the 2003 Consolidated Financial Statements.

        The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. The Company estimates the 2004 statutory pension contribution to range from $7.0 million to $10.0 million and the voluntary pension contribution to range from $8.0 million to $10.0 million.

        The Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these indemnifications.

Controls and Procedures

        The Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the quarter, and have concluded that such controls and procedures are effective.

        There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

Recent Accounting Developments

Stock-based compensation and other stock-based payments:

        Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870. See note 2(q)(ii) to the 2003 Consolidated Financial Statements and note 2(i) to the March 31, 2004 Interim Consolidated Financial Statements.

Hedging relationships:

        Effective January 1, 2004, the Company adopted the CICA Accounting Guideline AcG-13. See note 2(r) to the 2003 Consolidated Financial Statements.

Impairment of long-lived assets:

        Effective January 1, 2003, the Company adopted the CICA Handbook Sections 3063 and 3475, which are similar to the FASB SFAS No. 144. See note 2(j) to the 2003 Consolidated Financial Statements.

Guarantees:

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of the FASB FIN 45. See notes 20(l) and 16 to the 2003 Consolidated Financial Statements.

Consolidation of variable interest entities:

        In January 2003, FASB issued FIN 46. In June 2003, the CICA issued Accounting Guideline AcG-15 which is similar to FIN 46. See notes 2(r) and 20(l) to the 2003 Consolidated Financial Statements. In December 2003, FASB revised FIN 46. The CICA reaffirms its plan to harmonize with the revised U.S. guidance, and expects its standard to be effective for 2005.

Restructuring charges:

        Effective January 1, 2003, the Company adopted CICA Abstracts EIC-134 and EIC-135, which are similar to the FASB standards. See notes 2(p) and 20(l) to the 2003 Consolidated Financial Statements.

Asset retirement obligations:

        Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110, which is similar to the FASB standards. See notes 2(r) and 20(l) to the 2003 Consolidated Financial Statements and note 2(ii) to the March 31, 2004 Interim Consolidated Financial Statements.

Liabilities and equity:

        In November 2003, the CICA revised Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." See note 2(r) to the 2003 Consolidated Financial Statements.

Revenue recognition:

        In December 2003, the CICA issued EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables." The FASB has similar standards. See note 2(r) to the 2003 Consolidated Financial Statements.

Generally accepted accounting principles:

        In July 2003, the CICA issued Handbook Section 1100. See note 2(r) to the 2003 Consolidated Financial Statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FIRST QUARTER 2004